Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2023

Financial Highlights

For the three months ended December 31, 2023 (“Q4 2023”), KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

●	Generated total revenues of $73.0 million, operating income of $18.1 million and net loss of $5.3 million.

●	Generated Adjusted EBITDA[1] of $45.7 million

●	Reported $63.9 million in available liquidity at December 31, 2023, which was comprised of cash and cash equivalents of $63.9 million.

Other Partnership Highlights and Events

●	Fleet operated with 99.6% utilization for scheduled operations in Q4 2023, and 96.0% utilization taking into account the scheduled drydockings of the Torill Knutsen and the Ingrid Knutsen, which were carried out during Q4 2023.

●	On January 16, 2024, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to Q4 2023, which was paid on February 8, 2024, to all common unitholders of record on January 29, 2024. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to Q4 2023 in an aggregate amount of $1.7 million.

●	On January 9, 2024, an extension to the existing bareboat charter party for the Dan Sabia was signed with Transpetro, extending the vessel’s fixed employment to early June 2024.

●	On December 15, 2023, Repsol Sinopec exercised its extension option to the existing time charter for the Carmen Knutsen extending the vessel’s fixed employment to mid-January 2025. A further 1 year’s option remains available to Repsol.

●	On December 15, 2023, the Partnership received the Dan Cisne back via redelivery, following expiry of its bareboat charter party to Transpetro. The Dan Cisne is being assessed for shuttle tanker operation in the North Sea and has also been deployed on short-term conventional tanker contracts in Europe.

●	The Hilda Knutsen, Torill Knutsen and Bodil Knutsen each continued to operate on separate time charter contracts with a subsidiary of the Partnership’s sponsor, Knutsen NYK Offshore Tankers AS (“Knutsen NYK”), at a reduced charter rate. On January 2, 2024, these rolling monthly contracts were extended to January 2025 (in the cases of the Hilda Knutsen and the Torill Knutsen) and March 2024 for the Bodil Knutsen, to terminate in time for delivery to Equinor.

●	The Partnership continues to market the Hilda Knutsen, Torill Knutsen, Dan Cisne and Dan Sabia for new, third-party employment and is in active discussions with both existing charterers and others, including Knutsen NYK.

●	On November 2, 2023, the Partnership entered into an at-the-market sales agreement with B. Riley Securities, Inc. (the “Agent”) pursuant to which the Partnership may offer and sell up to $100 million of common units (the “ATM program”), from time to time, through the Agent. This new sales agreement replaces and supersedes the prior sales agreement with the Agent entered into on August 26, 2021.

Derek Lowe, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, stated, “We are pleased to report another strong performance in Q4 2023, marked by safe operation at over 99% fleet utilization for scheduled operations, along with consistent revenue and operating income.

1 EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA and Adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

Including those contracts signed since December 31, 2023, we now have 79% of charter coverage in 2024 from fixed contracts, which rises to 91% if charterers’ options are exercised. Having executed a number of new contracts, we remain focused on filling the remaining gaps in our charter portfolio.

In Brazil, the main offshore oil market where we operate, the outlook is continuing to improve, with robust demand and increasing charter rates. Driven by Petrobras’ continued high production levels and FPSO start-ups in the pre-salt fields that rely upon shuttle tankers, we believe the world’s biggest shuttle tanker market is tightening materially. Our secondary geography, in the North Sea, is taking longer to re-balance, where we anticipate progressive improvement during and beyond 2024.

We are aware that Knutsen NYK has recently ordered three new shuttle tankers with delivery over 2026-2027; and we note recent reports of another operator ordering three new shuttle tankers, with delivery by early 2027. We anticipate that all these new orders are backed by charters to clients in Brazil, and see this as a sign of confidence in the medium-long term demand for the global shuttle tanker fleet. These new orders bring anticipated deliveries to a total of eleven within the coming three years. While delivery of these orders will add to the supply of vessels into the global shuttle tanker fleet, we continue to believe that growth of offshore oil production in shuttle tanker-serviced fields across both Brazil and the North Sea is on track to outpace shuttle tanker supply growth in the coming years, particularly as increasing numbers of shuttle tankers reach or exceed typical retirement age.

As the largest owner and operator of shuttle tankers (together with our sponsor, Knutsen NYK), we believe we are well positioned to benefit from such an improving charter market. We remain focused on generating certainty and stability of cashflows from long-term employment with high quality counterparties, and are confident that continued operational performance and execution of our strategy can create unitholder value in the quarters and years ahead.”

Financial Results Overview

Results for Q4 2023 (compared to those for the three months ended September 30, 2023 (“Q3 2023”)) included:

•	Revenues of $73.0 million in Q4 2023 ($72.7 million in Q3 2023), with the increase due to loss of hire insurance recoveries in Q4 2023.

•	Vessel operating expenses of $25.5 million in Q4 2023 ($23.2 million in Q3 2023), with the increase due to higher costs for supplies, equipment and repairs.

•	Depreciation of $27.6 million in Q4 2023 ($27.5 million in Q3 2023).

•	General and administrative expenses of $1.6 million in Q4 2023 ($1.1 million in Q3 2023).

•	Operating income consequently of $18.1 million in Q4 2023 ($20.6 million in Q3 2023).

•	Interest expense of $18.1 million in Q4 2023 ($18.5 million in Q3 2023) with the decrease due to outstanding debt decreasing and lower fluctuations in interest rates.

•	Realized and unrealized loss on derivative instruments of $4.8 million in Q4 2023 (gain of $4.4 million in Q3 2023), including unrealized loss (i.e. non-cash) elements of $8.9 million in Q4 2023 (gain of $0.5 million in Q3 2023).

•	Net loss consequently of $5.3 million in Q4 2023 (net income of $12.6 million in Q3 2023).

By comparison with the three months ended December 31, 2022 (“Q4 2022”), results for Q4 2023 included:

•	a decrease of $1.5 million in operating income (to $18.1 million in Q4 2023 from $19.6 million in Q4 2022), driven primarily by higher vessel operating expenses;

•	an increase of $9.1 million in finance expense (to finance expense of $22.3 million in Q4 2023 from finance expense of $13.2 million in Q4 2022), due to fluctuations in interest rates; and

•	a decrease of $11.3 million in net income (to a net loss of $5.3 million in Q4 2023 from net income of $6.0 million in Q4 2022).

Fleet utilization

The Partnership’s vessels operated throughout Q4 2023 with 99.6% utilization for scheduled operations, and 96.0% utilization taking into account the scheduled drydockings of the Torill Knutsen and the Ingrid Knutsen, which were offhire for 23 days and 33 days respectively in Q4 2023.

Financing and Liquidity

As of December 31, 2023, the Partnership had $63.9 million in available liquidity, which was comprised of cash and cash equivalents of $63.9 million. The Partnership’s revolving credit facilities are fully drawn and mature between August 2025 and November 2025.

The Partnership’s total interest-bearing obligations outstanding as of December 31, 2023 were $963.0 million ($956.8 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during Q4 2023 was approximately 2.28% over SOFR. These obligations are repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
2024	$13,805	$76,650	$63,393	$153,848
2025	14,399	68,581	181,583	269,563
2026	15,060	51,596	219,521	286,177
2027	15,751	26,481	—	42,232
2028 and thereafter	119,120	13,241	78,824	211,185
Total	$178,135	$236,549	$548,321	$963,005

As of December 31, 2023, the Partnership had entered into various interest rate swap agreements for a total notional amount outstanding of $426.5 million, to hedge against the interest rate risks of its variable rate borrowings. As of December 31, 2023, the Partnership receives interest based on SOFR and pays a weighted average interest rate of 1.9% under its interest rate swap agreements, which have an average maturity of approximately 1.8 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of December 31, 2023, the Partnership’s net exposure to floating interest rate fluctuations was approximately $294.5 million based on total interest-bearing contractual obligations of $963.0 million, less the Raquel Knutsen and Torill Knutsen sale and leaseback facilities of $178.1 million, less interest rate swaps of $426.5 million, and less cash and cash equivalents of $63.9 million.

On January 9, 2024, the loan facility secured by the Dan Sabia was repaid in full with a $10.4 million payment. The Dan Sabia and the Dan Cisne are now debt-free and there are no plans to incur additional borrowings secured by these vessels until such time as the Partnership has better visibility on the vessels’ future employment.

In May 2024, the loan facility secured by the Hilda Knutsen is due for repayment, for which the balloon repayment is $57 million. Negotiations are well-advanced with potential lenders for a new facility, to be secured also by the Hilda Knutsen, sufficient to finance the balloon repayment of the maturing facility. Management believe that such facility will be refinanced on acceptable and similar terms prior to maturity. However, there can be no guarantees of the success of any financing exercise.

On November 2, 2023, the Partnership entered into an at-the-market sales agreement with B. Riley Securities, Inc. for a new ATM program pursuant to which the Partnership may offer and sell up to $100 million of common units from time to time, through the Agent. This new sales agreement replaces and supersedes the prior sales agreement with the Agent entered into on August 26, 2021, which had provided for a $100 million at-the-market offering program for our common units. The Partnership intends to use the net proceeds of any sales of offered units for general partnership purposes, which may include, among other things, the repayment of indebtedness or the funding of acquisitions or other capital expenditures.

Assets Owned by Knutsen NYK

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK. Given the relationship between the Partnership and Knutsen NYK, any such acquisition would be subject to the approval of the Conflicts Committee of the Partnership’s Board of Directors.

Knutsen NYK owns, or has ordered, the following vessels and has entered into the following charters:

1.	In February 2021, Tuva Knutsen was delivered to Knutsen NYK from the yard and commenced on a five-year time charter contract with a wholly owned subsidiary of the French oil major TotalEnergies. TotalEnergies has options to extend the charter for up to a further ten years.

2.	In November 2021, Live Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a five-year time charter contract with Galp Sinopec for operation in Brazil. Galp has options to extend the charter for up to a further six years.

3.	In June 2022, Daqing Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a five-year time charter contract with PetroChina International (America) Inc for operation in Brazil. The charterer has options to extend the charter for up to a further five years.

4.	In July 2022, Frida Knutsen was delivered to Knutsen NYK from the yard in Korea and commenced in December 2022 on a seven-year time charter contact with Eni for operation in North Sea. The charterer has options to extend the charter for up to a further three years.

5.	In August 2022, Sindre Knutsen, was delivered to Knutsen NYK from the yard in Korea and commenced in September 2023 on a five-year time charter contract with Eni for operation in the North Sea. The charterer has options to extend the charter for up to a further five years.

6.	In May 2022, Knutsen NYK entered into a new ten-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil where the charterer has the option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2024.

7.	In November 2022, Knutsen NYK entered into a new fifteen-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2025.

8.	In February 2024, Knutsen NYK entered into a new ten-year time charter contract with Petrobras for each of three vessels to be constructed and which will operate in Brazil, where the charterer has an option to extend each charter by up to five further years. The vessels will be built in China and are expected to be delivered over 2026 - 2027.

Outlook

At December 31, 2023, the Partnership’s fleet of eighteen vessels had an average age of 9.7 years, and the Partnership had charters with an average remaining fixed duration of 2.0 years, with the charterers of the Partnership’s vessels having options to extend their charters by an additional 2.1 years on average. The Partnership had $699 million of remaining contracted forward revenue at December 31, 2023, excluding charterers’ options and excluding contracts agreed or signed after that date.

The market for shuttle tankers in Brazil, where fourteen of our vessels have been operating, has continued to tighten in Q4 2023, driven by a significant pipeline of new production growth over the coming years, a limited newbuild order book, and typical long-term project viability requiring a Brent oil price of only $35 per barrel. While the Dan Cisne and Dan Sabia stand out among the Partnership’s fleet as being of a smaller size than is optimal in today’s Brazilian market, we remain in discussions with our customers and continue to evaluate all our options for the Dan Cisne and Dan Sabia vessels, including but not limited to redeployment in the tightening Brazilian market, deployment to the North Sea, charter to Knutsen NYK (subject to negotiation and approvals) and sale.

Shuttle tanker demand in the North Sea has remained subdued, driven by the impact of COVID-19-related project delays. We expect these conditions to persist for several more quarters until new oil production projects that are anticipated come on stream.

Looking ahead, based on supply and demand factors with significant forward visibility and committed capital from industry participants, we believe that the overall medium and long-term outlook for the shuttle tanker market remains favourable.

In the meantime, the Partnership intends to pursue long-term visibility from its charter contracts, build its liquidity, and position itself to benefit from its market-leading position in an improving shuttle tanker market.

The Partnership’s financial information for the year ended December 31, 2023 included in this press release is preliminary and unaudited and is subject to change in connection with the completion of the Partnership’s year end close procedure and further financial review, Actual results may differ as a result of the completion of the Partnership’s year end closing procedures, review adjustment and other developments that may arise between now and the time the audit for the year ended December 31, 2023 is finalized.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

The Partnership plans to host a conference call on Tuesday, February 27, 2024 at 9:30 AM (Eastern Time) to discuss the results for the fourth quarter of 2023. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-833-470-1428 from the US, dialing 1-833-950-0062 from Canada or 1-404-975-4839 if outside North America – please join the KNOT Offshore Partners LP call using access code 617850.

•	By accessing the webcast on the Partnership’s website: www.knotoffshorepartners.com.

February 26, 2024

KNOT Offshore Partners LP

Aberdeen, United Kingdom

Questions should be directed to:

Derek Lowe via email at ir@knotoffshorepartners.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Year Ended December 31,
(U.S. Dollars in thousands)	December 31, 2023	September 30, 2023	December 31, 2022	2023	2022
Time charter and bareboat revenues	$72,039	$72,188	$66,084	$277,084	$262,797
Voyage revenues (1)	—	10	4,689	8,849	4,689
Loss of hire insurance recoveries	505	—	758	2,840	758
Other income (2)	485	485	83	1,943	341
Total revenues	73,029	72,683	71,614	290,716	268,585
Vessel operating expenses	25,457	23,164	19,820	93,351	86,032
Voyage expenses and commission (3)	306	375	2,814	5,536	2,814
Depreciation	27,594	27,472	27,785	110,902	107,419
Impairment (4)	—	—	—	49,649	—
General and administrative expenses	1,571	1,083	1,606	6,142	6,098
Total operating expenses	54,928	52,094	52,025	265,580	202,363
Operating income (loss)	18,101	20,589	19,589	25,136	66,222
Finance income (expense):
Interest income	992	932	472	3,468	822
Interest expense	(18,101)	(18,493)	(15,358)	(72,070)	(42,604)
Other finance expense	(176)	(228)	(103)	(589)	(628)
Realized and unrealized gain (loss) on derivative instruments (5)	(4,806)	4,361	1,663	5,369	35,510
Net gain (loss) on foreign currency transactions	(224)	14	81	(237)	220
Total finance income (expense)	(22,315)	(13,414)	(13,245)	(64,059)	(6,680)
Income (loss) before income taxes	(4,214)	7,175	6,344	(38,923)	59,542
Income tax benefit (expense)	(1,068)	5,466	(317)	4 595	(875)
Net income (loss)	(5,282)	12,641	6,027	(34,328)	58,667
Weighted average units outstanding (in thousands of units):
Common units	34,045	34,045	34,009	34,045	33,882
Class B units (6)	252	252	289	252	416
General Partner units	640	640	640	640	640

(1)	Voyage revenues are revenues unique to spot voyages.
(2)	The Bodil Knutsen has received $1.2 million as of December 31, 2023 related to the volatile organic compound emission ("VOC") control equipment installation.

(3)	Voyage expenses and commission are expenses unique to spot voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, agency fees and commission.

(4)	The carrying value of each of the Dan Cisne and the Dan Sabia was written down to its estimated fair value as of June 30, 2023.

(5)	Realized gain (loss) on derivative instruments relates to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to changes in the fair value of such derivative instruments, as detailed in the table below.

	Three Months Ended			Year Ended December 31,
(U.S. Dollars in thousands)	December 31, 2023	September 30, 2023	December 31, 2022	2023	2022
Realized gain (loss):
Interest rate swap contracts	$4,141	$3,963	$1,229	$14,648	$(2,478)
Foreign exchange forward contracts	—	(79)	(502)	(79)	(502)
Total realized gain (loss):	4,141	3,884	727	14,569	(2,980)
Unrealized gain (loss):
Interest rate swap contracts	(8,947)	352	(282)	(9,200)	38,490
Foreign exchange forward contracts	—	125	1,218	—	—
Total unrealized gain (loss):	(8,947)	477	936	(9,200)	38,490
Total realized and unrealized gain (loss) on derivative instruments:	$(4,806)	$4,361	$1,663	$5,369	$35,510

(6)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of December 31, 2023, 420,675 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At December 31, 2023	At December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$63,921	$47,579
Amounts due from related parties	348	1,998
Inventories	3,696	5,759
Derivative assets	13,019	15,070
Other current assets	8,795	15,528
Total current assets	89,779	85,934

Long-term assets:
Vessels, net of accumulated depreciation	1,492,998	1,631,380
Right-of-use assets	2,126	2,261
Deferred tax assets	4,358	—
Derivative assets	7,229	14,378
Total Long-term assets	1,506,711	1,648,019
Total assets	$1,596,490	$1,733,953

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$10,243	$4,268
Accrued expenses	14,775	10,651
Current portion of long-term debt	151,796	369,787
Current lease liabilities	982	715
Income taxes payable	44	699
Current portion of contract liabilities	—	651
Prepaid charter	467	1,504
Amount due to related parties	2,106	1,717
Total current liabilities	180,413	389,992

Long-term liabilities:
Long-term debt	804,993	686,601
Lease liabilities	1,144	1,546
Deferred tax liabilities	127	424
Deferred revenues	2,336	3,178
Total long-term liabilities	808,600	691,749
Total liabilities	989,013	1,081,741
Commitments and contingencies
Series A Convertible Preferred Units	84,308	84,308
Equity:
Partners’ capital:
Common unitholders	510,013	553,922
Class B unitholders	3,871	3,871
General partner interest	9,285	10,111
Total partners’ capital	523,169	567,904
Total liabilities and equity	$1,596,490	$1,733,953

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners' Capital			Accumulated		Series A
(U.S. Dollars in thousands)			General	Other	Total	Convertible
Three Months Ended December 31, 2022 and 2023	Common Units	Class B Units	Partner Units	Comprehensive Income (Loss)	Partners' Capital	Preferred Units
Consolidated balance at September 30, 2022	$566,079	$5,301	$10,365	$—	$581,745	$84,308
Net income	4,220	28	79	—	4 327	1,700
Conversion of Class B to common units (1)	1,283	(1,283)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17,660)	(175)	(333)	—	(18,168)	(1,700)
Consolidated balance at December 31, 2022	$553,922	$3,871	$10,111	$—	$567,904	$84,308

Consolidated balance at September 30, 2023	$517,751	$3,871	$9,431	$—	$531,053	$84,308
Net income (loss)	(6,853)	—	(129)	—	(6,982)	1,700
Conversion of Class B to common units (1)	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(17)	—	(902)	(1,700)
Consolidated balance at December 31, 2023	$510,013	$3,871	$9,285	$—	$523,169	$84,308

Year Ended December 31, 2022 and 2023
Consolidated balance at December 31, 2021	$568,762	$9,453	$10,492	$—	$588,707	$84,308
Net income	50,297	619	951	—	51,867	6,800
Conversion of Class B to common units (1)	5,238	(5,238)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(70,375)	(963)	(1,332)	—	(72,670)	(6,800)
Consolidated balance at December 31, 2022	$553,922	$3,871	$10,111	$—	$567,904	$84,308

Consolidated balance at December 31, 2022	$553,922	$3,871	$10,111	$—	$567,904	$84,308
Net income (loss)	(40,368)	—	(760)	—	(41,128)	6,800
Conversion of Class B to common units (1)	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(3,541)	—	(66)	—	(3,607)	(6,800)
Consolidated balance at December 31, 2023	$510,013	$3,871	$9,285	$—	$523,169	$84,308

(1)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of December 31, 2022, 420,675 of the Class B Units had converted to common units. As of December 31, 2023, 420,675 of the Class B Units had converted to common units. No Class B Units were converted in the fourth quarter of 2023.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(U.S. Dollars in thousands)	2023	2022
OPERATING ACTIVITIES
Net income (loss) (1)	$(34,328)	$58,667
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	110,902	107,419
Impairment	49,649	—
Amortization of contract intangibles / liabilities	(651)	(1,442)
Amortization of deferred revenue	(467)	—
Amortization of deferred debt issuance cost	2,503	2,692
Drydocking expenditure	(19,375)	(17,614)
Income tax expense	(4,595)	875
Income taxes paid	(665)	(422)
Unrealized (gain) loss on derivative instruments	9,200	(38,490)
Unrealized (gain) loss on foreign currency transactions	67	49
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	1,650	723
Decrease (increase) in inventories	2,139	(2,163)
Decrease (increase) in other current assets	6,735	(9,689)
Decrease (increase) in accrued revenue	—	1,450
Increase (decrease) in trade accounts payable	5,867	251
Increase (decrease) in accrued expenses	4,125	3,528
Increase (decrease) prepaid charter	(1,504)	(4,682)
Increase (decrease) in amounts due to related parties	389	(210)
Net cash provided by operating activities	131,641	100,942

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(2,779)	(3,309)
Acquisition of Synnøve Knutsen (net of cash aquired)	—	(32,205)
Net cash used in investing activities	(2,779)	(35,514)

FINANCING ACTIVITIES
Proceeds from long-term debt	250,000	167,000
Repayment of long-term debt	(349,642)	(166,609)
Payment of debt issuance cost	(2,461)	(889)
Cash distributions	(10,407)	(79,470)
Net cash used in financing activities	(112,510)	(79,968)
Effect of exchange rate changes on cash	(10)	(174)
Net increase (decrease) in cash and cash equivalents	16,342	(14,714)
Cash and cash equivalents at the beginning of the period	47,579	62,293
Cash and cash equivalents at the end of the period	$63,921	$47,579

(1)	Included in net income (loss) is interest paid amounting to $69.3 million and $37.3 million for the year ended December 31, 2023 and 2022, respectively.

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, impairments, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, impairments and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended,		Year Ended
(U.S. Dollars in thousands)	December 31, 2023 (unaudited)	December 31, 2022 (unaudited)	December 31, 2023 (unaudited)	December 31, 2022 (unaudited)
Net income (loss)	$(5,282)	$6,027	$(34,328)	$58,667
Interest income	(992)	(472)	(3,468)	(822)
Interest expense	18,101	15,358	72,070	42,604
Depreciation	27,594	27,785	110,902	107,419
Impairment	—	—	49,649	—
Income tax expense (benefit)	1,068	317	(4,595)	875
EBITDA	40,489	49,015	190,230	208,743
Other financial items (a)	5,206	(1,641)	(4,543)	(35,102)
Adjusted EBITDA	$45,695	$47,374	$185,687	$173,641

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;

•	market trends in the production of oil in the North Sea, Brazil and elsewhere;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter- term charters or voyage contracts;

•	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;

•	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units and Series A Preferred Units, the amount of any such distributions and any changes in such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	impacts of supply chain disruptions that began during the COVID-19 pandemic and the resulting inflationary environment;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies, inflation and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	recoveries under KNOT Offshore Partners’ insurance policies;

•	the length and cost of drydocking;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	the impacts of the Russian war with Ukraine, the conflict between Israel and Hamas and the other conflicts in the Middle East;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations (including climate change regulations) and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;

•	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•	estimated future capital expenditures;

•	Marshall Islands economic substance requirements;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on climate, environmental and safety concerns;

•	the impact of any cyberattack;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward- looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.